Exhibit 1

For Immediate Release	20 July 2015

WPP PLC (“WPP”)

GroupM acquires majority stake in directComm Marketing Group in Turkey

WPP announces that GroupM, the leading global media investment management group, has acquired a majority stake in directComm Marketing Group (“directComm”), a leading provider of integrated direct marketing services in Turkey.

directComm specialises in digital marketing, customer relationship management, events and social media. Clients include Türk Telekom, Siemens and Sony Mobile. Founded in 2000 and based in Istanbul, directComm employs around 70 people.

Unaudited revenues for the year ended 31 December 2014 were approximately US$ 6.5 million, with gross assets at the same date of approximately US$ 3.2 million.

This acquisition continues WPP’s strategy of investing in fast growing and important markets and sectors and strengthening its digital capabilities. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Turkey is one of the Next 11 growth economies where WPP companies (including associates) generate revenues of over US $1.0 billion and employ over 10,000 people. In Turkey itself, WPP companies (including associates) generate revenues of around US$120 million and employ approximately 1,300 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Chris Wade, WPP